

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Mike Silvestrini
Managing Partner
Energea Portfolio 3 Africa LLC
52 Main Street
Chester, CT 06412

       Re: Energea Portfolio 3 Africa LLC
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed April 3, 2024
           File No. 024-12383

Dear Mike Silvestrini:

     We have reviewed your amended offering statement and have the following comments.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Distributions, page 22

1.   We note your response to prior comment 4 and re-issue the comment in part. Please state clearly here and throughout the filing that you have not made any profit to date.

Liability to Make Additional Contributions, page 34

2.   We note your response to prior comment 6. Please further revise to clarify how each of the referenced sections of the Delaware LLC Act could require investors to make further contributions to the Company.

<u>Index to Financial Statements, page 38</u>

3.	Your amendment to Form 1-A, filed on April 3, 2024, is required to include audited financial statements as of December 31, 2024. Please amend your filing to provide the updated financial information. Refer to paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs (b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the filing date. In addition, we remind you of your responses to prior comments 17 and 18 of our letter dated January 30, 2024, to provide expanded disclosures in future filings.

	Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.

					Sincerely,

					Division of Corporation Finance
					Office of Energy & Transportation

cc:	David H. Roberts, Esq.